[letterhead of Weil, Gotshal & Manges LLP]

June 24, 2005

Via Edgar Transmission and Federal Express

Jennifer R. Hardy
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	International Wire Group, Inc. Amendment No. 1 to Form S-1 Filed on May 10, 2005 File No. 333-120736

Dear Ms. Hardy:

          On behalf of International Wire Group, Inc., a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-120736). In connection with such filing, set forth below are responses to the comments of the Staff (the “Staff”) communicated in its letter dated June 7, 2005 and addressed to the Company. Unless otherwise indicated, all references to page numbers are to page numbers in Amendment No. 2.

Combined Results

1.	Please remove all combined disclosures from the filing, including pages 7, 15, 23 and 24. Although we note your disclosures related to the limitations of the combined presentations, we do not believe that these disclosures are meaningful or appropriate and they do not comply with GAAP. We believe it would be more appropriate to revise MD&A to disclose and discuss the historical results of the

Jennifer R. Hardy
June 24, 2005

predecessor for the period 1/1/04 to 10/19/04, the historical results of the successor for the period 10/20/04 to 12/31/04 and to compare the pro forma results for the year ended December 31, 2004 to the historical results for the year ended December 31, 2003.

The requested revisions have been made.

Prospectus Cover Page

2.	We have reviewed your response to prior comment 2 of our letter dated December 22, 2004. It is the Division’s position that when there is no existing market for the securities, stating that selling shareholders will sell at prevailing market prices, fixed prices, negotiated prices, or at fixed prices that may be changed, does not satisfy the requirements of Schedule A, Item 16 and Item 501(b)(3) of Regulation S-K. As we noted in our previous letter, you may include language that you expect selling shareholders will sell their shares within a specified range until your shares begin trading on an exchange or market.

The requested revision has been made.

Summary, page 1

3.	Tell us supplementally of the basis for your statement that you and your subsidiaries are a “leading” manufacturer and marketer of wire products.

          The Company has deleted “leading” from the description because the Company could not find independent verification for its statement. The Company had originally included “leading” in the description based on internal estimates of the production capacity of its competitors. In making comparisons, the Company excluded “captive” wire producers. “Captive” wire producers do not sell their products to non-affiliated companies, and, as a result, they do not compete with the Company.

MD&A – Results of Operations, page 22

4.	Based on your disclosures related to cost of goods sold, it appears that you may have received proceeds from business interruption insurance during the periods presented. Please revise the notes to your financial statements to provide the disclosures required by EITF 01-13 or explain to us why they are not required.

Jennifer R. Hardy
June 24, 2005

          The Company has confirmed that it did not receive any proceeds from business interruption insurance during any of the periods presented. Accordingly, disclosures pursuant to paragraph 7 of EITF 01-03 are not applicable.

5.	Based on your disclosures related to SG&A, it appears that freight may be included. Please revise the notes to your financial statements to provide the disclosures required by EITF 00-10 or explain to us why they are not required.

          The requested disclosure pursuant to EITF 00-10 has been added to Note 4 to the consolidated financial statements.

Selling Security Holders, page 60

6.	Briefly describe the transactions, including dates in which the selling security holders acquired the common stock.

          The requested revision has been made.

7.	Please confirm that none of the selling shareholders is a broker dealer or a broker dealer’s affiliate.

          Special Value Opportunities Fund, LLC and Special Value Absolute Return Fund, LLC are affiliated with Tennenbaum Securities, LLC, a registered broker-dealer. These selling shareholders have represented to the Company that they acquired their securities in the ordinary course of business, and that at the time of acquisition of these securities, they had no agreement or understanding, directly or indirectly, with any person to distribute the securities. The Company has revised the Registration Statement accordingly.

          The Company has confirmed with GSC Recovery II, L.P. and GSC Recovery IIA, L.P. that neither is a broker dealer nor a broker dealer’s affiliate.

Certain Relationships and Related Transactions, page 57

8.	Please disclose and quantify the sales to Prime Materials Recovery for the current fiscal year and the two prior years. See Instruction 2 to Item 404.

          The requested revision has been made.

Relationship with Rodney D. Kent and Donald F. DeKay

9.	Please disclose the information set forth in your response to prior comment 29.

          The requested revision has been made.

Jennifer R. Hardy
June 24, 2005

Consolidated Financial Statements

General

10.	Please provide updated financial statements and related disclosures as required by Rule 3-12 or Regulation S-X.

          The requested revisions have been made.

Reports of Independent Registered Public Accounting Firm, pages F-2 and F-3

11.	Please have your auditors revise their reports to include the city and state where the reports were issued as required by Rule 2-02 of Regulation S-X.

          The requested revisions have been made.

Consolidated Statements of Stockholder’s Equity, page F-6

12.	Please present equity disclosures for the year ended December 31, 2002.

          The requested revision has been made.

Note 4 – Significant Accounting Policies, Revenue Recognition, page F-13

13.	We reviewed your response to prior comment 34. It is not clear to us what the amounts you disclose in MD&A as revenues from processing tolled cooper represent or why they are not required to be separately disclosed in your financial statements based on the requirements of Rule 5-03 or Regulation S-X and paragraph 37 of SFAS 131. Please clarify or revise. In addition, please revise MD&A to address if and how changes in revenues from processing tolled copper impacted gross profit margins during each period.

          As Glenn Holler, CFO of the Company, discussed with Melinda Hooker on June 14, 2005, the Company believes it has one single business within the bare wire segment which is the fabrication of copper rod into its customers’ specified configurations and gauges. Its business has been built around and operates on its ability to fulfill its customers’ needs by fabricating, or manufacturing, a wide array of wire types and constructions.

          The fabrication of copper is done with both owned copper and with its customers’ copper, or “tolled” copper. The Company does not sell unprocessed copper rod. In the

Jennifer R. Hardy
June 24, 2005

fabrication process and on the manufacturing floor, the Company’s copper and its customers’ tolled copper are used interchangeably. Once on the floor, the copper loses its ownership identity and becomes fungible. The Company bills its customers for a “value-added” amount, referred to as “adder” for the fabrication. This charge represents the Company’s labor, overhead and gross profit. For customers who use the Company’s copper, the Company also bills the customer for this raw material. Pricing of the adder is the same (for comparable configurations and sizes) for all customers regardless of the origin of the copper.

          The Company believes the provisions of SFAS 131 provide for situations, like this one, where it is impractical to derive the separate revenue streams as the Company does not capture that information.

          The Company has included in MD&A the percentage of its total pounds produced from fabrication of tolled copper to provide the reader the information regarding its size and significance. Additionally, pursuant to paragraph 37 of SFAS 131, the Company has noted that such information is impracticable to disclose.

Note 7 – Goodwill and Intangible Assets, Net, page F-19

14.	Provide additional disclosures related to the facts and circumstances surrounding the impairment of trade names and trademarks that you recorded during the quarter ended 12/31/04. In MD&A, disclose and discuss the material assumptions you used to value these assets when you emerged from bankruptcy, the material assumptions you used when you determined the impairment and the facts and circumstances that resulted in the changed assumptions.

          The requested revisions have been made.

Note 11 – Income Taxes, page F-26

15.	Please provide the disclosures required by FSP 109-2.

          The requested revision has been made.

Note 16 – Litigation, page F-34

16.	Based on your response to prior comment 39, it appears that a material loss related to product liability claims may be “reasonably possible”. If that is accurate, please provide additional disclosure regarding these claims, including

Jennifer R. Hardy
June 24, 2005

the disclosures required by SAB 5:Y and SFAS 5. It appears to us that your disclosures should include:

•	A roll-forward of total claims, including the number of claims pending at each balance sheet date, the number of claims filed each period presented, the number of claims dismissed, settled or otherwise resolved each period, and the average costs per resolved claim for each period;

•	the total damages alleged at each balance sheet date (Reg. S-K, Item 103);

•	the aggregate settlement costs to date;

•	the aggregate costs of administering and litigating the claims;

•	circumstances affecting the reliability and precision of loss estimates;

•	the extent that unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

•	whether, and to what extent, losses may be recoverable from third parties;

•	the timing of payments of accrued and unrecognized amounts; and

•	the material components of the accrual and significant assumptions underlying the estimate.

          The requested revisions have been made. In connection with the Company’s preparation of its response to this comment, it was noted that the prior response to comment 39 to the Staff’s comment letter contained an incorrect statement regarding the Company’s obligations with respect to Claims Resolution Agreements. Please note that the Company is the primary obligor with respect to those agreements. However, the Original Equipment Manufacturers (the “OEMs”) share in the cost of managing and settling these claims, and the OEMs pay their respective portion of any costs and settlement amounts directly to the third party administrator of such settlement agreements.

Legality Opinion

17.	Please revise the legality opinion to reflect the decreased number of shares registered under the registration statement.

Jennifer R. Hardy
June 24, 2005

          The requested revision has been made in a revised Exhibit 5.1.

          Should you have any questions, please feel free to contact the undersigned at 214-746-7787 or R. Scott Cohen at 214-746-7738.

Sincerely,

/s/ Michael B. Farnell, Jr.

Michael B. Farnell, Jr.

cc:	Chris Edwards Glenn Holler Wendell Weakley R. Scott Cohen